Exhibit 99.1

FOR IMMEDIATE RELEASE

(All amounts in U.S. dollars)

Thursday, May 7, 2015

Celestica Provides Pro-forma Information with respect to its Substantial Issuer Bid

TORONTO, Canada - Celestica Inc. (NYSE, TSX: CLS), a global leader in the delivery of end-to-end product lifecycle solutions, is providing the following additional information with respect to its offer to purchase (the Offer) up to an aggregate amount of US$350,000,000 of its subordinate voting shares at a price of not more than US$13.30 per share and not less than US$11.70 per share in cash (subject to any applicable withholding taxes), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 27, 2015, the accompanying Issuer Bid Circular, and related documentation (collectively, as amended and supplemented from time to time, the Offer Documents).

Pro-forma Information

The following unaudited consolidated pro-forma financial information is derived from Celestica’s consolidated financial statements, which Celestica prepares in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The pro-forma financial information presented below should be read in conjunction with our consolidated financial statements and notes thereto included in our Annual Report on Form 20-F for the year ended December 31, 2014, and our unaudited interim condensed consolidated financial statements and notes thereto for the three months ended March 31, 2015, included in our Form 6-K furnished to the US Securities and Exchange Commission on April 21, 2015.

The pro-forma financial information below assumes that: (i) the term loan described in the Offer Documents is consummated; (ii) the Offer is fully subscribed; (iii) the purchase price per subordinate voting share is determined to be US$11.70 (the minimum per share purchase price in the Offer); and (iv) purchases under the Offer were made as of December 31, 2014 with respect to the selected Balance Sheet data provided and as of the first day of each period set forth below with respect to the selected Statement of Operations data provided. This pro-forma financial information is not necessarily indicative of either our financial position or results of operations that would have been obtained had these transactions been consummated on the terms and dates described above, and is not necessarily indicative of future results. Our future results are subject to prevailing economic and industry specific conditions and financial, business and other risks and uncertainties, certain of which are beyond our control. These factors include those described below under the caption “Cautionary Note Regarding Forward-Looking Statements.”

Selected Consolidated Balance Sheet Data (in millions, except per share data):

	December 31, 2014
	Actual (US$)	Pro-forma (US$)

Cash and cash equivalents (1)	$565.0	$487.0

Debt
Revolving credit facility	$0.0	$25.0
Term loan (2)	$0.0	$250.0
Unamortized term loan costs (3)	$0.0	$(2.0)
Total debt	$0.0	$273.0

Equity
Capital stock (4)	$2,609.5	$2,121.0
Treasury stock	$(21.4)	$(21.4)
Contributed surplus (4) (5)	$677.1	$814.6
Deficit	$(1,845.3)	$(1,845.3)
Accumulated other comprehensive loss	$(25.0)	$(25.0)
Total equity (4)	$1,394.9	$1,043.9

Other Data
Book Value per Subordinate Voting Share (6)	$7.99	$7.21

(1)         Assumes funding of purchases under the Offer with US$75 million in cash and the balance with borrowings, and an aggregate of US$3 million for costs of the Offer and consummation of the US$250 million term loan

(2)         Assumes US$250 million term loan with quarterly repayments equal to 2.5% of the initial amount starting September 30, 2015, with the remainder due on maturity in 2020

(3)         Anticipated to be amortized over the 5 year term

(4)         Assumes approximately 29.9 million subordinate voting shares were repurchased under the Offer at a price of US$11.70 per share

(5)         Includes estimated costs of the Offer

(6)         Book Value is based on total equity noted above

Selected Consolidated Statements of Operations Data (in millions, except per share data and ratio of earnings to fixed charges):

	For the year ended December 31, 2014		For the three months ended March 31, 2015
	Actual (US$)	Pro-forma (US$)	Actual (US$)	Pro-forma (US$)

Earnings from operations	$127.7	$127.7	$27.2	$27.2
Finance / interest costs (7)	$3.1	$10.3	$0.5	$2.3
Earnings before income taxes	$124.6	$117.4	$26.7	$24.9
Income tax expense	$16.4	$16.4	$7.0	$7.0
Net earnings for the period	$108.2	$101.0	$19.7	$17.9

(7)         Assumes interest rate of approximately 2.53% on new borrowings

Basic earnings per share:	$0.61		$0.68		$0.11		$0.13
Diluted earnings per share:	$0.60		$0.67		$0.11		$0.12

Shares used in computing per share amounts:
Basic	178.4		148.5		172.3		142.4
Diluted	180.4		150.5		174.3		144.4

Other Data
Ratio of earnings to fixed charges*:	28	x	11	x	29	x	10	x

*  (i) “earnings” means the sum of: (a) pre-tax income from continuing operations and (b) fixed charges; and (ii) “fixed charges” means the sum of: (a) interest expensed; (b) capitalized expenses related to indebtedness and borrowing facilities; and (c) an estimate of the interest within rental expense. Standard and Poor’s reaffirmed the corporate credit rating assigned to Celestica after public disclosure of the intended method and amount of financing for the Offer.

The terms and conditions previously set forth in the Offer Documents remain unchanged and are applicable in all respects, and this press release should be read in conjunction therewith. The Offer Documents are available free of charge on SEDAR.com, on EDGAR at www.sec.gov, and on Celestica’s website at www.celestica.com. Shareholders should carefully read the Offer Documents prior to making a decision with respect to the Offer. The Schedule TO, as amended, related to the Offer is also available free of charge on EDGAR at www.sec.gov, and on Celestica’s website at www.celestica.com.

About Celestica

Celestica is dedicated to delivering end-to-end product lifecycle solutions to drive our customers’ success. Through our simplified global operations network and information technology platform, we are solid partners who deliver informed, flexible solutions that enable our customers to succeed in the markets they serve. Committed to providing a truly differentiated customer experience, our agile and adaptive employees share a proud history of demonstrated expertise and creativity that provides our customers with the ability to overcome complex challenges. For further information about Celestica, visit our website at www.celestica.com. Our securities filings can also be accessed at www.sedar.com and www.sec.gov.

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking statements that are not historical facts. Such forward-looking statements are predictive in nature and may be based on current expectations, forecasts or assumptions involving risks and uncertainties that could cause actual outcomes and results to differ materially from the forward-looking statements themselves. Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans”, “continues”, “project”, “potential”, “possible”, “contemplate”, “seek”, or similar expressions, or may employ such future or conditional verbs as “may”, “might”, “will”, “could”, “should” or “would”, or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context.  For those statements, we claim the protection of the safe harbor for forward-looking statements contained in applicable Canadian securities laws. Forward-looking statements are not guarantees of future performance and are subject to risks that could cause actual results to differ materially from conclusions, forecasts or projections expressed in such statements, including, among others, risks related to: Celestica’s future capital requirements, market and general economic conditions, and its ability to obtain regulatory approvals. These statements are inherently subject to significant risks, uncertainties and changes in circumstances, many of which are beyond the control of Celestica. Our actual results may differ materially from those expressed or implied by such forward-looking statements, including as a result of changes in global, political, economic, business, competitive, market and regulatory factors. These and other risks and uncertainties, as well as other information related to Celestica, are discussed in our various public filings at www.sedar.com and www.sec.gov, including in our interim MD&A, our Annual Report on Form 20-F and subsequent reports on Form 6-K filed with or furnished to (as applicable) the U.S. Securities and Exchange Commission, and our Annual Information Form filed with the Canadian Securities Administrators. Forward-looking statements are provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Except as required by applicable law, we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts:

Celestica Communications	Celestica Investor Relations
(416) 448-2200	(416) 448-2211
media@celestica.com	clsir@celestica.com